September 29, 2006

Mail Stop 4561

Mr. Alfred P. West, Jr.
Chairman, Chief Executive Officer, and Director
SEI Investments Company
1 Freedom Valley Drive
Oaks, Pennsylvania 19456

Re: **SEI Investments Company**
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File Number: 000-10200

Dear Mr. West:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Don Walker
Senior Assistant Chief Accountant